UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

LONESTAR RESOURCES US INC.

(Exact name of registrant as specified in its charter)

Delaware	81-0874035
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

111 Boland Street, Suite 301

Fort Worth, Texas 76107

(817) 921-1889

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box  ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Item 1.	Description of Registrant’s Securities to be Registered.

General

As previously disclosed, on September 30, 2020, Lonestar Resources US Inc., a Delaware corporation (the “Company” or “we”), and certain of its direct and indirect wholly-owned subsidiaries (collectively with the Company, the “Debtors”), filed voluntary petitions for relief under chapter 11 of title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (Houston) (the “Bankruptcy Court”). The Debtors also filed with the Bankruptcy Court the Joint Prepackaged Plan of Reorganization for Lonestar Resources US Inc. and its Affiliate Debtors under Chapter 11 of the Bankruptcy Code, as described below (as amended, modified or supplemented from time to time, the “Plan”).

On November 12, 2020, the Bankruptcy Court entered an order confirming and approving the Plan. The Plan was previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2020 and is hereby incorporated by reference as Exhibit 2.1 to this Current Report on Form 8-K.

On November 30, 2020 (the “Effective Date”), the conditions to effectiveness of the Plan were satisfied or waived and the Company emerged from Chapter 11.

Pursuant to the Plan, on the Effective Date, all shares of the Company’s Class A voting common stock, par value $0.001 per share (the “Old Common Stock”), issued and outstanding immediately before the Effective Date were cancelled. This Registration Statement registers under
Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s new common stock, par value $0.001 per share (the “Common Stock”), shares of which were issued on the Effective Date pursuant to the Plan.

Also on the Effective Date, pursuant to the terms of the Plan, the Company filed the Amended and Restated Certificate of Incorporation of Lonestar Resources US Inc. (the “Certificate of Incorporation”) with the office of the Secretary of State of the State of Delaware and adopted the Second Amended and Restated Bylaws of Lonestar Resources US Inc. (the “Bylaws”).

The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, which are listed as Exhibits 3.1 and 3.2 hereto and incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) contains provisions which affect the capital stock of the Company. The following description of the Common Stock amends and replaces in its entirety the description of the Old Common Stock set forth in the Registration Statement on Form 10, filed with the SEC on December 31, 2015.

Authorized Capital Stock

The Certificate of Incorporation authorizes the Company to issue up to 90,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). The Certificate of Incorporation prohibits the Company from issuing non-voting equity securities (which shall not be deemed to include any warrants or options to purchase capital stock of the Company) to the extent prohibited by Section 1123(a)(6) of Title 11 of the Bankruptcy Code.

Common Stock

Voting Rights. Each holder of shares of Common Stock, as such, shall be entitled to one vote in person or by proxy for each share of Common Stock held of record by such holder on all matters submitted for a vote of the stockholders of the Company, in addition to any other vote required by law. Except as otherwise required by law or provided in the Certificate of Incorporation, at any annual or special meeting of stockholders the Common Stock shall have the right to vote for the election of directors. The Certificate of Incorporation provides that there will be no cumulative voting in the election of directors.

Preemptive Rights. The Certificate of Incorporation provides for preemptive rights to Significant Stockholders (as defined in the Certificate of Incorporation) for any new equity securities in the Company, or any of its subsidiaries, that the Company or any of its subsidiaries proposes to sell or issue for cash, other than as set forth below. Such Significant Stockholder shall have a right to purchase such new equity securities up to such stockholder’s pro rata portion (based on the number of shares of Common Stock beneficially owned by such stockholder as of the close of business on such record date, as a percentage of the total number of then-outstanding shares of Common Stock). The preemptive rights do not apply to the following issuances of new securities, among others, (1) to employees, officers, directors or consultants pursuant to any equity-based compensation or incentive plan approved by the board of directors of the Company (the “Board”) or provided for under the Plan, (2) in connection with a stock split, payment of dividends or any similar recapitalization approved by the Board, (3) pursuant to the Plan, (4) as merger or purchase price consideration in any business combination, consolidation, merger or acquisition transaction or joint venture that is approved by the Board, (5) subject to certain dollar thresholds and other conditions, a bona fide, marketed underwritten public offering of Common Stock after the closing of which the Common Stock is listed or quoted on the New York Stock Exchange, the NASDAQ Stock Market or any other national securities exchange, (6) a “direct listing” of the Common Stock on any such exchange mentioned in clause (5), (7) upon the conversion or exercise of securities convertible or exercisable for shares or securities of (i) Common Stock, preferred stock or other equity securities of the Company and (ii) equity securities of any subsidiary of the Company, in each case that were initially subject to preemptive rights, and (8) as a bona fide “equity kicker” issued to one or more third party lenders to whom the Company or one or more of its subsidiaries is becoming indebted in connection with the incurrence of any bona fide indebtedness for borrowed money approved by the Board, provided that the aggregate amount issued with respect to all such issuances is less than 5.0% of the then-outstanding shares of Common Stock.

The Certificate of Incorporation requires the written approval of Company stockholders holding at least 60% of the total voting power of the then outstanding shares of Common Stock and the outstanding shares of any series of Preferred Stock of the Company entitled to vote with the Common Stock, voting together as a single class (“Majority Stockholder Approval”), to amend or modify the preemptive rights.

Dividends. Subject to the rights granted to holders of any shares of Preferred Stock which may from time to time come into existence and be outstanding, and subject to any other provisions of the Certificate of Incorporation, as it may be amended from time to time in accordance with the terms thereof, the holders of Common Stock shall be entitled to receive ratably in proportion to the number of shares of Common Stock held by them such dividends and distributions (payable in cash, stock or otherwise), if any, as the Board may declare in its discretion out of legally available funds.

Liquidation Preference. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Common Stock will share equally in the Company’s assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. Neither the consolidation or merger of the Company with or into any other person or persons nor the sale, transfer or lease of all or substantially all of the assets of the Company shall itself be deemed to be a liquidation, dissolution or winding up of the Company.

Other Rights and Restrictions. Shares of the Common Stock are not subject to any redemption provisions and are not convertible into any of the Company’s other securities.

The Certificate of Incorporation restricts the company from entering into or consummating certain transactions with an executive officer or director of the Company or an affiliate of the Company or with any person known to the Company to beneficially own, together with its Affiliates (as defined in the Certificate of Incorporation), at least 10% of the total then-outstanding shares of Common Stock (or any Affiliate of any such person known to the Company) (a “Related Party”). No person that was issued warrants pursuant to the Plan shall be deemed to be a Related Party, unless such person becomes a beneficial owner of at least 10% of the total then outstanding shares of Common Stock as the result of such person acquiring (x) warrants in addition to those issued to it in the Plan or (y) shares of Common Stock in addition to those issued upon exercise of the warrants issued to it in the Plan.

Under the Certificate of Incorporation, such a transaction with a Related Party (“Related Party Transaction”) includes any individual or series of transactions, agreements or arrangements between the Company or any of its subsidiaries and a Related Party involving an amount payable greater than $250,000, subject to certain exceptions (as set forth in the Certificate of Incorporation), including the payments of dividends to the Company’s stockholders to the extent approved by the Board.

As a result, Related Party Transactions require, among other things, (i) special approval by unanimous written consent of all directors of the Board then in office or (ii) the affirmative vote at a duly held meeting of the Board (at which a quorum is present) of a majority of the directors then in office who are “disinterested” with respect to the Related Party Transaction and are not otherwise affiliated with the Related Party to whom the Related Party Transaction relates.

In addition, certain Related Party Transactions, including any transaction with the Company whereby a person or group (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the voting power of the Company, must be approved by the affirmative vote of holders of at least 60% of the total voting power of the then outstanding shares of Common Stock and the outstanding shares of any series of Preferred Stock entitled to vote together with the Common Stock, voting together as a single class.

Limitation of Liability of Directors

The Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Section 203 of the DGCL

The Certificate of Incorporation expressly states that the Company elects not to be governed by Section 203 of the DGCL (Business combinations with interested stockholders).

Anti-Takeover Provisions

Some provisions of Delaware law, the Certificate of Incorporation and the Bylaws summarized below could make certain change of control transactions more difficult, including acquisitions of the Company by means of a tender offer, proxy contest or otherwise, as well as removal of the incumbent directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board.

It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of Common Stock until the Board determines the specific rights of the holders of the Preferred Stock. However, these effects might include (i) restricting dividends on the Common Stock, (ii) diluting the voting power of the Common Stock, (iii) impairing the liquidation rights of the Common Stock and (iv) delaying or preventing a change in control of the Company.

The Certificate of Incorporation provides that, unless otherwise expressly provided in the Preferred Stock Designation (as defined in the Certificate of Organization) for a series of Preferred Stock, no consent or vote of the holders of shares of Preferred Stock or any series thereof shall be required to increase or decrease the number of authorized shares of Preferred Stock or the number of authorized shares of any series thereof (but not below the number of authorized shares of Preferred Stock or such series, as the case may be, then outstanding).

Special Meetings of Stockholders and Stockholder Actions. The Bylaws provide that special meetings of stockholders may be called only by (i) the chairman of the Board, (ii) the chief executive officer of the Company or (iii) the secretary of the Company (a) at the request of a majority of the members of the Board then in office or (b) at the written request of one or more holders who own, in the aggregate, at least 25% in total voting power of the outstanding shares of Common Stock and any other class or series of stock entitled to vote together with the Common Stock at the annual meeting. With respect to any special meeting called by the Secretary at the written request of one or more stockholders, such notice shall include the business proposed in such stockholder request except to the extent the Board determines in good faith that such proposed business does not constitute a proper matter for stockholder action. In which case, for the avoidance of doubt, there shall be no special meeting of stockholders.

The Board shall have the sole power to determine the time, date and place, either within or without the State of Delaware, for any special meeting of stockholders. Provided, that a special meeting requested by one or more stockholders shall, if applicable, be held on the date specified in such stockholder request or as promptly as reasonably possible thereafter. Following such determination, it shall be the duty of the Secretary to cause notice to be given to the stockholders entitled to vote at such meeting that a meeting will be held at the time, date and place and in accordance with the record date determined by the Board.

Under the Certification of Incorporation, subject to the rights of the holders of any class or series of Preferred Stock then outstanding, any action required or permitted to be taken at any annual or special meeting of stockholders of the Company may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a duly called meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in accordance with Section 228 of the DGCL.

Amendment of the Certification of Incorporation and Bylaws. In addition to any approvals required by applicable law and subject to the rights of the holders of any series of Preferred Stock then outstanding, (i) approval by a majority of the total number of authorized directors of the Company at such time, whether or not any vacancies then exist on the Board (the “Whole Board”), and (ii) Majority Stockholder Approval shall be required to amend, modify or repeal any provisions in the Certificate of Incorporation. The prior written consent of Barclays Bank PLC shall be required to amend, modify or repeal any provisions contained in Article XVI for so long as Barclays Bank PLC or any of its Affiliates (as defined in the Certificate of Incorporation) holds any Common Stock or Warrant.

The Bylaws may be amended or repealed or new bylaws may be adopted (i) by approval of a majority of the Whole Board or (ii) without action of the Board, by Majority Stockholder Approval. No vote of the stockholders of the Company shall be required to authorize, the adoption, amendment or repeal of any provision of the Bylaws by action of a majority of the Board.

Board of Directors. As of the Effective Date of the Plan, the Board shall consist of not less than five nor more than eleven members, the exact number of which shall be determined from time to time exclusively by resolution adopted by directors representing at least a majority of the Board. The Certificate of Incorporation provides that vacancies on the Board resulting from death, resignation, removal, disqualification or other causes, and newly created directorships resulting from any increase in the number of directors on the Board, may be filled only (i) by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director, (ii) by plurality vote of the holders of shares of Common Stock (and shares of any series of Preferred Stock entitled to vote with the holders of Common Stock in an election of directors) present in person or represented by proxy at a duly called meeting of stockholders, or (iii) by written consent of holders of a majority of the shares of Common Stock (and shares of any series of Preferred Stock entitled to vote with the holders of Common Stock in an election of directors).

Other Limitations on Stockholder Actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices not less than 60 days nor more than 90 days prior to the anniversary of the immediately preceding annual meeting of stockholders. The Bylaws specify in detail the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting. The Bylaws also describe certain criteria for when stockholder-requested meetings need not be held.

Directors may be removed from office at any time by the affirmative vote of holders of at least a majority of the votes cast by the holders of shares of Common Stock and holders of any series of Preferred Stock entitled to vote with the Common Stock in an election of directors, voting together as a single class, provided that, until the date of the first annual meeting of stockholders to occur after the Effective Date, no director of the Board as of the Effective Date (other than the chief executive officer) may be removed from office without cause (as defined in the Bylaws), except with the prior written consent of the stockholder or stockholders who designated such director to the Board as identified in the Plan.

Authorized but Unissued Shares. Under Delaware law, the Company’s authorized but unissued shares of Common Stock are available for future issuance without stockholder approval. The Company may use these additional shares of Common Stock for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum. The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if the Court of Chancery shall not have jurisdiction, another state court located within the state of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), shall be the sole and exclusive forum for any stockholder of the Company (including a beneficial owner of stock) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination).

The Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of and to have consented to this choice of forum provision. The Certificate of Incorporation provides that the foregoing provisions will not apply to any action or proceeding that is brought to enforce any liability or duty created by the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act), or any other claim for which the federal courts have exclusive jurisdiction.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain parties who received certain shares of Common Stock on the Effective Date (the “Holders”). The Registration Rights Agreement provides resale registration rights for the Holders’ registrable securities of the Company.

A description of the material provisions of the Registration Rights Agreement is contained in the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020, which is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is attached hereto as Exhibit 4.1 and incorporated by reference herein.

Warrant Agreements

On the Effective Date, pursuant to the terms of the Plan, the Company entered into a Tranche 1 Warrant Agreement (the “Tranche 1 Warrant Agreement”) with Computershare Inc. and Computershare Trust Company, N.A., and issued warrants (the “Tranche 1 Warrants”) to holders of Allowed Prepetition RBL Claims (as defined in the Plan) or their permitted designees, as applicable, to purchase up to an aggregate of 555,555 shares of Common Stock, at an exercise price of $0.001 per share of Common Stock, subject to adjustment. The Tranche 1 Warrants may only be exercised at any time after the equity value of the Company, as calculated pursuant to the Tranche 1 Warrant Agreement, shall have been greater than $100 million (“Valuation Condition”) and expire on November 30, 2023 (the “Expiration Date”).

On the Effective Date, pursuant to the terms of the Plan, the Company entered into a Tranche 2 Warrant Agreement (the “Tranche 2 Warrant Agreement” and, together with the Tranche 1 Warrant Agreement, the “Warrant Agreements”) with Computershare Inc. and Computershare Trust Company, N.A. and issued warrants (the “Tranche 2 Warrants” and, together with the Tranche 1 Warrants, the “Warrants”) to holders of Allowed Prepetition RBL Claims or their permitted designees, as applicable, to purchase up to an aggregate of 555,555 shares of Common Stock, at an exercise price of $0.001 per share of Common Stock, subject to adjustment. The Tranche 2 Warrants may be exercised after the first anniversary of the issuance of the Second Out Term Loan Facility (as defined in the Plan) if it shall not have been paid in full and if, after the first anniversary date, the Valuation Condition has been met. The Tranche 2 Warrants expire upon the Expiration Date.

Pursuant to the Warrant Agreements, no holders of the Warrants, by virtue of holding or having a beneficial interest in any Warrants, will have the right to vote, to consent, to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of Common Stock, or to exercise any rights whatsoever as a stockholder of the Company unless, until and only to the extent such persons become holders of record of Common Stock issued upon settlement of the Warrants.

A description of the material provisions of the Warrant Agreements is contained in the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020, which description is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the Tranche 1 Warrant Agreement and Tranche 2 Warrant Agreement, which are attached hereto as Exhibit 4.2 and 4.3, respectively, and incorporated by reference herein.

Item 2.	Exhibits.

Exhibit No.	Description

2.1	Joint Prepackaged Plan of Reorganization for Lonestar Resources US Inc. and Its Affiliate Debtors Under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on November 12, 2020).

3.1	Amended and Restated Certificate of Incorporation of Lonestar Resources US Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on November 30, 2020).

3.2	Second Amended and Restated Bylaws of Lonestar Resources US Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on November 30, 2020).

4.1	Registration Rights Agreement dated as of November 30, 2020, among Lonestar Resources US Inc. and the holders party thereto (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on November 30, 2020).

4.2	Tranche 1 Warrant Agreement, dated November 30, 2020, by and between Lonestar Resources US Inc., Computershare Inc. and Computershare Trust Company, N.A., as warrant agent (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on November 30, 2020).

4.3	Tranche 2 Warrant Agreement, dated November 30, 2020, by and between Lonestar Resources US Inc., Computershare Inc. and Computershare Trust Company, N.A., as warrant agent (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on November 30, 2020).

4.4*	Specimen Common Stock Certificate.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LONESTAR RESOURCES US INC.

Date: January 25, 2021	By:	/s/ Frank D. Bracken, III
	Name:	Frank D. Bracken, III
	Title:	Chief Executive Officer